Exhibit 99.1

PRESS RELEASE

Company:	National Bancshares Corporation
		OTC Bulletin Board - NBOH
Contact: 	Mark R. Witmer, President and CEO
Address:	112 West Market Street
		Orrville, Ohio  44667
Phone:		330.682.1010
Fax:		330.682.4644

For Immediate Release: February 24, 2012

National Bancshares Corporation Announces 2011 Net Income of $2,612,000

Orrville, Ohio ~ National Bancshares Corporation, the holding company for First National Bank, reported net income of $2,612,000 for the year ended December 31, 2011, an increase of $1,287,000 or 97.1% from $1,325,000 in
2010. Earnings per share were $1.18 for 2011 compared to $0.60 for 2010. Net income for the three months ended December 31, 2011 was $774,000 compared to $8,000 for the same period in 2010. For the fourth quarter, basic and diluted earnings per share were $0.35 compared to $0.01 for the fourth quarter of 2010.

Full-Year 2011 Business Highlights:

~ Net interest income for the year increased $1,081,000 to $13,363,000, an increase of 8.8% compared to $12,282,000 for the same period in 2010, the highest level of net interest income in the Bank`s history.

~ Visa check card interchange fees were $549,000 in 2011, an increase of 24.2% compared to $442,000 in 2010.

~ Total loans increased $23.8 million or 12.3% from $193.3 million as of December 31, 2010 to $217.1 million as of December 31, 2011.

~ Total deposits increased $31.5 million or 10.2% from $309.1 million as of December 31, 2010 to $340.7 million as of December 31, 2011.

~ Federal Home Loan Bank advances decreased $7.0 million during 2011 as higher interest rate borrowings matured.

~ Shareholder`s equity increased $3.8 million or 9.7% to $42.7 million as of December 31, 2011.

Full-Year 2011 Financial Summary:

Net interest income for 2011 was $13,363,000, an increase of 8.8% from $12,282,000 for 2010. Net interest income was positively impacted by the growth in average balances of loans, securities and lower-cost deposits, partially offset by a decline in the yield on earning assets.

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

The provision for loan losses decreased $1,629,000 from $2,229,000 in 2010 to $600,000 in 2011. The provision for loan losses in 2011 was primarily related to the increase in loans while the provision in 2010 was primarily related to charge-offs.

Noninterest income for 2011 decreased $158,000 or 5.0%, from $3,190,000 in 2010 to $3,032,000 in 2011. The change is primarily related to the decrease in securities gains (losses), net partially offset by gains on sale of SBA loans and the death benefit paid from a life insurance policy.

Noninterest expense for 2011 was $12,739,000, an increase of 7.5% from $11,847,000 in 2010. The increase was driven by salaries and employee benefits of $475,000, data processing of $127,000 and occupancy of $249,000. The increase in salaries and employee benefits is primarily related to an expansion of branch hours in late 2010.

December 31, 2011 Financial Condition:

Total assets increased 8.6% to $406.1 million as of December 31, 2011, from $374.1 million at December 31, 2010. Securities available for sale totaled $150.2 million as of December 31, 2011, compared to $138.0 million at December 31, 2010. Loans, net of allowance for loan losses increased $23.3 million to $214.0 million as of December 31, 2011, compared to $190.7 million at December 31, 2010. Deposits increased 10.2% to
$340.7 million as of December 31, 2011, compared to $309.1 million at December 31, 2010. Shareholders` equity increased 9.7% to $42.7 million at the end of 2011, from $39.0 million at the end of 2010. Accumulated other comprehensive income increased to $3.6 million as of December 31, 2011, compared to $1.9 million as of December 31, 2010.
The change in accumulated other comprehensive income was a result of an increase in unrealized gains on securities available for sale.

The allowance for loan losses increased from $2,585,000 as of December 31, 2010 to $3,163,000 at December 31, 2011, or from 1.34% of total loans at year-end 2010 to 1.46% at December 31, 2011. Net charge-offs decreased from $2,550,000 in 2010 to $22,000 in 2011.
The provision for loan losses for 2011 was $600,000, compared to $2,229,000 in 2010. The increase in the allowance for loan losses in 2011 was primarily related to the increase in loans.

Total nonperforming loans decreased from $4.9 million as of December 31, 2010 to $4.0 million at December 31, 2011. Non-performing loans consist of loans placed on non-accrual status and loans past due over 90 days and still accruing interest. Loans past due between 30 and 90 days and still accruing decreased to $634 thousand at December 31, 2011 from $1.3 million as of December 31, 2010. In 2011, total classified loans decreased from $12.5 million to $12.1 million. Management believes the allowance for loan losses is adequate as of December 31, 2011.

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


Fourth-Quarter 2011 Financial Summary:

Net interest income for the quarter ended December 31, 2011 was $3,457,000, an increase of 17.2% from $2,949,000 for the same period in 2010.

Noninterest income for the three month period ended December 31, 2011 increased 15.9%, from $744,000 in 2010 to $862,000 in 2011. The change is primarily related to $121,000 of income from the death benefit of an insurance policy.

Noninterest expense for the quarter ended December 31, 2011 was $3,289,000, an increase of 10.8% from $2,969,000 in 2010. The increase in noninterest expense was due primarily to salaries and employee benefits, occupancy expense and director pension expense being higher for the quarter ended December 31, 2011, compared to the same period in 2010.

National Bancshares Corporation`s subsidiary, First National Bank, is headquartered in Orrville, Ohio with fourteen banking offices in Orrville, Massillon, Wooster, Apple Creek, Dalton, Fairlawn, Kidron, Lodi, Mt. Eaton, Seville and Smithville.

Forward-Looking Statements ~ This press release contains forward-looking statements as referenced in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to many risks and uncertainties. Actual results could differ materially from those indicated by the forward-looking statements. These include factors such as changes in the regulatory environment, changes in business conditions and inflation, risks associated with credit quality and other factors discussed in the Company`s filings with the U.S. Securities and Exchange Commission, including its Annual Report on Form 10-K for the year ended
December 31, 2010. The Company assumes no obligation to update any forward-looking statement.

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
Selected Consolidated Financial Data (Unaudited)

Balance Sheet Data:
(dollars in thousands)
                                 Dec 31,   Sep 30,   Jun 30,   Mar 31,   Dec 31,
                                 2011      2011      2011      2011      2010
Cash and cash equivalents        $ 15,634  $ 29,071  $ 31,694  $ 21,285  $ 12,837
Securities available for sale     150,175   144,008   135,926   133,049   138,033
Loans, net                        213,952   207,096   203,255   196,610   190,685
Deposits                          340,664   340,319   336,528   316,568   309,134
Repurchase agreements              10,168    10,071     8,782     7,658     7,747
Federal Home Loan Bank advances     8,000     9,000     9,000    12,000    15,000
Shareholders' equity               42,745    42,215    40,707    39,719    38,981
Total assets                      406,086   407,059   398,787   379,025   374,096


Income Statement Data:
(dollars in thousands, except per
  share data)                                    Year ended
                                                 Dec 31,      Dec 31,
                                                 2011         2010          Change
Interest income                                  $  15,413    $  15,501      (0.6)%
Interest expense                                     2,050        3,219     (36.3)%
Net interest income                                 13,363       12,282       8.8 %
Provision for loan losses                              600        2,229     (73.1)%
Net interest income after provision for
  loan losses                                       12,763       10,053      27.0 %
Noninterest income                                   3,032        3,190      (5.0)%
Noninterest expense:
Salaries and employee benefits                       6,025        5,550       8.6 %
Data processing                                      1,160        1,033      12.3 %
Net occupancy                                        1,480        1,231      20.2 %
Professional and consulting fees                       637          685      (7.0)%
FDIC assessment                                        362          520     (30.4)%
Other                                                3,075        2,828       8.7 %
Total noninterest expense                           12,739       11,847       7.5 %
Income before income taxes                           3,056        1,396     118.9 %
Income taxes                                           444           71     525.4 %
Net income                                       $   2,612    $   1,325      97.1 %
Earnings per share, basic and diluted            $    1.18    $    0.60      96.7 %
Weighted average shares outstanding              2,211,508    2,205,973

Income Statement Data:
(dollars in thousands, except per
  share data)                                    Three months ended
                                                 Dec 31,      Dec 31,
                                                 2011         2010          Change
Interest income                                  $   3,926    $   3,074       6.0 %
Interest expense                                       469          755     (37.9)%
Net interest income                                  3,457        2,949      17.2 %
Provision for loan losses                              153          879     (82.6)%
Net interest income after provision for
  loan losses                                        3,304        2,070      59.6 %
Noninterest income                                     862          744      15.9 %
Noninterest expense:
Salaries and employee benefits                       1,555        1,435       8.4 %
Data processing                                        295          275       7.3 %
Net occupancy                                          367          314      16.9 %
Professional and consulting fees                       140          115      21.7 %
FDIC assessment                                         60          122     (50.8)%
Other                                                  872          708      23.2 %
Total noninterest expense                            3,289        2,969      10.8 %
Income (loss) before income taxes                      877         (155)      nm
Income tax expense (benefit)                           103         (163)      nm
Net income                                       $     774    $       8       nm
Earnings per share, basic and diluted            $    0.35    $    0.01       nm
Weighted average shares outstanding              2,213,269    2,205,973

nm - not meaningful

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

Quarterly Earnings Summary (Unaudited)
Previous Eight Quarters:
(dollars in thousands, except per
  share data)
                                              Dec          Sep          Jun          Mar
                                              2011         2011         2011         2011
Interest income                               $   3,926    $   3,920    $   3,892    $   3,675
Interest expense                                    469          481          522          578
Net interest income                               3,457        3,439        3,370        3,097
Provision for loan losses                           153          150          150          147
Net interest income after provision for
  loan losses                                     3,304        3,289        3,220        2,950
Noninterest income                                  862          817          621          732
Noninterest expense                               3,289        3,156        3,148        3,146
Income (loss) before income taxes                   877          950          693          536
Income tax expense (benefit)                        103          188          104           49
Net income                                    $     774    $     762    $     589    $     487
Earnings per share, basic and diluted         $    0.35    $    0.34    $    0.27    $    0.22
Cash dividends per share                      $    0.08    $    0.08    $    0.08    $    0.08
Weighted average shares outstanding           2,213,269    2,213,269    2,209,717    2,209,717

                                              Dec          Sep          Jun          Mar
                                              2010         2010         2010         2010
Interest income                               $   3,704    $   3,919    $   3,920    $   3,958
Interest expense                                    755          799          819          846
Net interest income                               2,949        3,120        3,101        3,112
Provision for loan losses                           879          228          615          507
Net interest income after provision for
  loan losses                                     2,070        2,892        2,486        2,605
Noninterest income                                  744        1,209          612          625
Noninterest expense                               2,969        2,947        3,002        2,929
Income (loss) before income taxes                  (155)       1,154           96          301
Income tax expense (benefit)                       (163)         288          (62)           8
Net income                                    $       8    $     866    $     158    $     293
Earnings per share, basic and diluted         $    0.01    $    0.39    $    0.07    $    0.13
Cash dividends per share                      $    0.08    $    0.08    $    0.08    $    0.08
Weighted average shares outstanding           2,205,973    2,205,973    2,205,973    2,205,973

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